UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                               WINWIN GAMING, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    000-21566
                                 (CUSIP Number)

                                Arthur J. Petrie
                                7235 Bermuda Road
                                     Suite G
                             Las Vegas, Nevada 89119
                                 (702) 434-3500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 17, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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1. NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Arthur Petrie

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|

                                                                     (b) |_|

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3. SEC USE ONLY



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4. SOURCE OF FUNDS

         OO

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                            |_|


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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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       NUMBER OF           7.   SOLE VOTING POWER                   8,870,356
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER                 0
        OWNED BY           -----------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER              8,870,356
       REPORTING           -----------------------------------------------------
      PERSON WITH          10. SHARED DISPOSITIVE POWER             0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,870,356 *

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9%*

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14. TYPE OF REPORTING PERSON

         IN
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* Includes  warrants to purchase  553,228  shares of the  issuer's  common stock which are  exercisable  within  the 60 day  period  following  the date  hereof,
including  the  353,228  warrants  described  in  the  "Explanatory   Note".  In
determining the percentage of class represented by the amount in row (11), 553,228 shares were added to the total outstanding shares of the issuer's common stock. An additional 353,228 shares were also included as outstanding since the
shares  issuable  upon  the   forgiveness  of  a  debenture   described  in  the
"Explanatory Note" are not included in the outstanding share amount as of the issuer's last filed quarterly report. The number of shares of the issuer's outstanding common stock was reported to be 25,252,402 in the issuer's last quarterly report as filed with the Commission.

                                EXPLANATORY NOTE

      On March 17, 2004, Arthur J. Petrie (the "Reporting Person"), the reporting person and a director of WinWin Gaming, Inc. (the "Company"), acquired 7,259,700 shares of the Company's Common Stock (the "Shares") from eight holders of the Company's common stock (the "Sellers") pursuant to the terms of a Stock Purchase Agreement, dated January 30, 2004. The Reporting Person paid $1,088,955, in the aggregate, for the shares, which represents a price per share of $0.15.

      The Reporting Person borrowed $1,100,000 (the "Loan") from Galt Funding, LLC (the "Lender") to pay for the Shares. The Loan bears interest at a fixed rate per annum equal to eighteen percent (18%). The Loan matures on February 3, 2005. The Reporting Person paid the Lender a non-refundable origination fee in the amount of $55,000 upon receipt of the Loan. The Loan is secured by certain real estate interests of the Reporting Person and a third party guaranty.

      In connection with the Loan the Reporting Person granted the Lender an option to purchase 500,000 shares of the Company's common stock at an exercise price per share of $0.15. If, as of June 3, 2004, the unpaid principal balance of the Loan is more than $550,000, then on June 4, 2004 and on the fourth day of each subsequent calendar month until the Note is paid in full, the number of shares of the Company's Common Stock for which the option is exercisable is automatically increased by 100,000 shares. If, as of June 3, 2004, the unpaid principal balance of the Loan is less than or equal to $550,000, but has not been paid in full, then on September 4, 2004 and on the fourth day of each subsequent calendar month until the Loan is paid in full, the number of shares for which the Option is exercisable is automatically increased by 100,000 shares of the Company's common stock.

      In an unrelated event, on April 1, 2004, the Reporting Person forgave $176,614 of principal amount and accrued interest under a debenture in exchange for 353,228 shares of the Company's common stock and 3-year warrants to purchase 353,228 shares of the Company's Common Stock at an exercise price equal to $0.50 per share. In order to induce the Reporting Person to convert the debenture immediately, the Company permitted the Reporting Person to convert the debenture at a rate of $0.50, instead of the $0.765 price that would have otherwise been applicable to the conversion and the Company granted the Reporting Person the aforementioned warrants.

ITEM 1.  SECURITY AND ISSUER.

      The name of the issuer is WinWin Gaming, Inc., a Delaware corporation, which has its principal executive offices at 2980 South Rainbow Boulevard, Suite 200, Las Vegas, Nevada 89146. This statement relates to the Company's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f). This Schedule 13D is being filed by Arthur J. Petrie, a citizen of the United States of America. The Reporting Person's principal occupation is as an entrepreneur in the areas of real estate development and investing. The address at which his occupation is conducted is 7235 Bermuda Road, Suite G, Las Vegas, NV 89119. During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See the explanatory note above.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person holds his shares of the Company's common stock solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the beneficial owner of 8,870,356 shares of the Company's common stock, representing 33.9% of the outstanding shares of the Company's common stock. The total number of shares held by the Reporting Person includes warrants to purchase 553,228 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof, including the 353,228 warrants described in the "Explanatory Note". In determining the percentage of ownership stated above, 553,228 shares were added to the total outstanding shares of the Company's common stock. An additional 353,228 shares were also included as outstanding since the shares issuable upon the forgiveness of a debenture described in the Explanatory Note above are not included in the outstanding share amount as of the Company's last filed quarterly report. The number of shares of the Company's outstanding common stock was reported to be 25,252,402 in the Company's last quarterly report as filed with the Commission. The Reporting Person owns an additional 300,000 common stock purchase warrants which will not be vested (exercisable) within the 60 day period following the date hereof. Accordingly, such 300,000 underlying common shares were not included in the amount deemed to be beneficially owned by the Reporting Person or in the total outstanding share amount.

(b) The Reporting Person has the sole power to vote and dispose of the 8,870,356 shares.

(c) Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in the Explanatory Note and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      As described in the Explanatory Note, in connection with the transaction that triggered the filing of this Schedule 13D, the Reporting Person granted an option to purchase 500,000 shares of the Company's common stock to the Lender. The exercise price is $0.15 per share. The amount of shares issuable under the option may be increased depending on the time of the repayment of the Loan. See the Explanatory Note above for more information regarding the option.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER     DESCRIPTION
--------------     -----------
Exhibit 1 Stock Purchase Agreement, dated as of January 30, 2004, among the Reporting Person and various sellers.

Exhibit 2 Promissory Note, dated March 3, 2004, by the Reporting Person in favor of Galt Funding, LLC

Exhibit 3 Option Agreement, dated as of March 3, 2004, among the Reporting Person, Carolyn Jean Wise-Petrie and the Lender.

Exhibit 4 Release Agreement, dated as of April 1, 2004, between the Company and the Reporting Person.

Exhibit 5 Warrant by the Company in favor of the Reporting Person, dated April 1, 2004.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2004



                                            /s/ Arthur J. Petrie
                                        ---------------------------------------
                                            Name: Arthur J. Petrie

                     [EXHIBIT 1 - STOCK PURCHASE AGREEMENT]


                            STOCK PURCHASE AGREEMENT

      This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of January 30, 2004, by and between Art Petrie, of 7235 Bermuda Road, Suite G, Las Vegas, Nevada ("Purchaser") and each of the sellers listed on Annex I hereto (each a "Seller" and collectively, the "Sellers").

      WHEREAS, the Sellers have determined to sell to the Purchaser 3,800,000 shares of common stock of WinWin Gaming, Inc., a Delaware corporation (the "Company"), that were issued upon conversion of the preferred stock on April 1, 2003 (these shares are in DTC in various brokerage accounts), and 3,500,000 shares of common stock that were issued upon conversion of warrants on or about November 2003 (these shares contain restricted securities legends) (collectively, such aggregate 7,300,000 shares of the Company's common stock are referred to herein as the "Shares"). Each Seller is selling to the Purchaser the number of Shares set forth opposite such Seller's name on Annex I hereto.

      NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I

                       PURCHASE AND SALE OF COMPANY STOCK

            Section 1.1 Sale of Stock. Subject to the terms and conditions herein stated, each Seller hereby sells to Purchaser, and the Purchaser hereby purchases from each Seller, the number of Shares set forth on Annex I opposite each such Seller's name. Notwithstanding the foregoing, Seller shall have the right to reduce the number of shares sold hereunder by up to a maximum of 200,000 restricted shares solely for the purpose of transferring such shares to an unaffiliated third party in a transaction that is exempt from the registration requirements of the Securities Act of 1933 by reason of Regulation S promulgated thereunder. In such event, the Purchase Price (as defined below) shall be reduced by $0.15 per share for each such share not sold to the Purchaser.

            Section 1.2 Purchase Price. On the date hereof, Purchaser shall advance to Corporate Legal Services LLC ("CLS"), as agent for all of the Sellers, $50,000, in the aggregate, against the total purchase price of $1,100,000 (the "Purchase Price"), as a deposit. On the Closing Date (as defined below), the Purchaser shall pay to the Sellers, in the aggregate, the remaining sum of $1,050,000, for the Shares. If the Closing (as defined below) does not occur for any reason other than a material breach of this Agreement by the Purchaser, then CLS shall promptly, and in any event within three (3) business days, return the entire amount of the deposited funds to the Purchaser. If the Closing does not occur as the result of a material breach of this Agreement by the Purchaser, then CLS shall distribute the entire amount of the deposited funds to the Sellers on a pro rata basis in accordance with their Share ownership as indicated on Annex I.

            Section 1.3 Closing; Deliveries. The closing of the transactions referred to in Section 1.1 and 1.2 hereof (the "Closing") shall take place on February 20, 2004 or at such other time as may be mutually agreed to by the Purchaser and those Sellers owning a majority of the Shares. Such time and date are herein referred to as the "Closing Date."

      On or before the Closing Date, each Seller shall deliver to a mutually agreeable escrow agent that is not affiliated with any party hereto (the "Escrow Agent") a certificate or certificates representing the Shares owned by such Seller as indicated on Annex I accompanied by an executed stock transfer power duly endorsed in blank with signature guaranteed and such other documents as may be necessary to effect the transfer of the Shares to Purchaser free and clear of all liens, claims, charges, security interests, and encumbrances of any kind whatsoever. The Purchaser shall pay at least five (5) business days prior to the Closing Date the Purchase Price in immediately available funds by wire transfer to an account designated and controlled by the Escrow Agent. At such time as all certificates and stock powers have been deposited with the Escrow Agent as aforesaid and all funds constituting the Purchase Price have been deposited with the Escrow Agent as aforesaid, the Escrow Agent shall simultaneously release such funds to the Sellers and shall release such certificates and stock powers to the Purchaser. The escrow agreement to be entered into by the parties and the Escrow Agent which will create the escrow described in this Section shall contain a provision that requires the Escrow Agent to promptly provide CLS with confirmation of the Escrow Agent's receipt of funds constituting all or any portion of the Purchase Price. Upon receiving confirmation of receipt of $1,050,000 in funds, CLS shall notify the Sellers and the Sellers shall promptly, and in any event within five (5) days, order physical delivery of the certificates evidencing the Shares and the aforementioned stock powers, and deliver same as soon as possible to the Escrow Agent.


                                   ARTICLE II

                            REPRESENTATIONS OF SELLER

     Each Seller hereby represents and warrants to the Purchaser as follows:

            Section 2.1 Company Stock; Status of Seller. Such Seller is the owner of the Shares set forth opposite such Seller's name on Annex I, and upon delivery of the Shares to Purchaser, such Shares will be free of any encumbrance, lien, claims, charge, and security interest or other interest of any kind whatsoever, and Purchaser shall be the sole lawful owner of the Shares. Except for this Agreement, no person has any option or right to purchase or otherwise acquire the Shares, whether by contract of sale or otherwise, nor is there a "short position" as to the Shares.

            Section 2.2 Authorization and Validity of Agreement. The Seller has full power and authority (corporate or otherwise) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and, assuming the due execution of this Agreement by Purchaser, is a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization and similar laws affecting the enforcement of creditors' rights generally and to general equitable principles.

            Section 2.3 Consents and Approvals; No Violations. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the purchase and sale of the Common Stock as contemplated herein and the other transactions contemplated hereby (a) will not violate the provisions of the Articles of Incorporation or Bylaws of the Seller, and (b) will not violate any statute, rule, regulation, order or decree of any public body or authority by which the Seller is bound or by which any of their respective properties or assets are bound.

            Section 2.4 No Broker. Seller has in connection with the transactions contemplated hereby and all aspects thereof, dealt directly with the Purchaser and has no arrangement or understanding with or obligation to any broker (except with respect to ministerial functions, if any) or other intermediary that would result in the payment of a brokerage fee or other similar remuneration by anyone other than the Seller.

            Section 2.5 Acknowledgement as to Disclosure. Seller acknowledges and agrees that except as expressly set forth in Article III of this Agreement, the Purchaser makes no representation or warranty, express or implied, at law or in equity, in respect of any matter relating to the Company, including, without limitation, the assets, financial condition, liabilities, operations or prospects of the Company or in respect of the transactions contemplated by this Agreement, and any such other representations or warranties are hereby expressly disclaimed by the Purchaser. Seller further acknowledges and agrees that Seller is selling the Shares based solely on information regarding the Company contained herein and information regarding the Company that is publicly available to the Seller and for which the Purchaser is not responsible. Seller further acknowledges and agrees that the Purchaser is a director and otherwise an affiliate of the Company and as a result may be aware of certain non-public material information concerning the Company. Seller waives any claims that may arise as a result of the Purchaser's knowledge regarding the Company.


                                   ARTICLE III

                           INVESTMENT REPRESENTATIONS

            Section 3.1 The Purchaser hereby represents to the Seller that:

      (a) Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating and understanding, and has evaluated and understood, the merits and risks of an investment in the Company. The Purchaser has reviewed copies of such documents and other information as Purchaser has deemed necessary in order to make an informed investment decision with respect to its purchase of the Shares and the Purchaser is not relying upon the Seller for the accuracy or completeness of any of the information reviewed by the Purchaser, including all information filed by the Company pursuant to the United States Securities Act of 1933, as amended (the "Securities Act"). Purchaser is currently a shareholder of the Company, and is also currently a member of the Company's board of directors, and is therefore intimately familiar with all aspects of the Company, and has relied on his own investigation and knowledge in entering into this agreement and consummating the transactions described herein.

      (b) Purchaser is able to bear the substantial economic risks of Purchaser's investment in the Company and the purchase of securities of the Company in that, among other factors, Purchaser can afford to hold securities of the Company for an indefinite period and can afford a complete loss of Purchaser's investment in the Company.

      (c) Purchaser will have sufficient liquidity with respect to Purchaser's net worth for an adequate period of time to provide for Purchaser's needs and contingencies.

      (d) Purchaser is relying solely on Purchaser's own decision or the advice of Purchaser's own adviser(s) with respect to an investment in the Company and the acquisition of the Shares, and has neither received nor relied on any communication from the Seller or its agents regarding any legal, investment or tax advice relating to an investment in the Company and the acquisition of the Shares.

      (e) Purchaser recognizes that investments in the Company involve substantial risks in that, among other factors: (i) successful operation of the Company depends on factors beyond the control of the Company; (ii) an investment in the Company is a speculative investment and involves a high degree of risk of loss; (iii) the Company is engaged in an industry which is highly competitive and subject to substantial risks relating to rapid technological change, fierce competition, uncertain markets and an uncertain customer base; (iv) retention of key employees is critical to the Company's business; (v) the Company has a limited amount of working capital available to it; and (vi) there may be no substantially liquid public market for securities of the Company acquired by Purchaser hereunder and, accordingly, it may not be possible to liquidate an investment in the Company in case of immediate need of funds or any other emergency, if at all. Purchaser has taken full cognizance of, and understands, such risks and has obtained sufficient information to evaluate the merits and risks of an investment in the Company and the acquisition of securities of the Company.

      (f) Purchaser confirms that none of the Seller's officers nor any of the Seller's agents have made any warranties concerning an investment in the Company, including, without limitation, any warranties concerning anticipated financial results, or the likelihood of success of the operations, of the Company.

      (g) The Shares are being acquired by Purchaser for Purchaser's own account, for investment and not with a view to, or in connection with, any public offering or distribution of the same and without any present intention to sell the same at any particular event or circumstances, except as permitted by law. Purchaser has no agreement or other arrangement with any person to sell, transfer or pledge any part of securities of the Company which would guarantee Purchaser any profit or provide any guarantee to Purchaser against any loss with respect to securities of the Company.

      (h) Purchaser understands that no federal, state or other governmental agency of the United States or any other territory or nation has passed on or made any recommendation or endorsement of an investment in securities of the Company.

      (i) Purchaser understands that securities of the Company have not been registered under the Securities Act or applicable state or other securities laws, and securities of the Company are offered and sold under an exemption from registration provided by such laws and the rules and regulations thereunder; further, Purchaser understands that the Company is under no obligation to register securities of the Company or to comply with any applicable exemption under any applicable securities laws with respect to securities of the Company. Purchaser must bear the economic risks of an investment in the Company for an indefinite period of time because it is not anticipated that there will be any liquid market for securities of the Company and because securities of the Company cannot be resold unless subsequently registered under applicable securities laws or unless an exemption from such registration is available. Purchaser also understands that the exemption provided by Rule 144 under the Act may not be available because of the conditions and limitations of such Rule, and that in the absence of the availability of such Rule, any disposition by Purchaser of any portion of securities of the Company may require compliance with some other exemption under the Act.

      (j) Purchaser is an "accredited investor" as such term is defined in Regulation D promulgated under the Act.


                                   ARTICLE IV

                          SURVIVAL AND INDEMNIFICATION

            Section 4.1 Survival. The Sellers and the Purchaser covenant that their respective representations and warranties contained herein shall be true in all respects as of the Closing Date. All representations and warranties and other agreements made by the Sellers and the Purchaser in this Agreement or pursuant hereto shall survive the Closing Date until the first anniversary of the date hereof.

            Section 4.2 Indemnification of Purchaser. Each Seller shall indemnify each of Purchaser, its successors and assigns and his agents, counsel and advisors (collectively, the "Purchaser Indemnitees"), pay on demand and protect, defend, save and hold each Purchaser Indemnitee harmless from and against any and all liabilities, damages, losses, settlements, claims, actions, suits, penalties, fines, costs or expenses (including, without limitation, reasonable attorneys' and accountants' fees) (any of the foregoing, a "Claim") incurred by or asserted by a third party against any Purchaser Indemnitee of whatever kind or nature arising from or occurring as a result of a breach of this Agreement by a Seller, including, without limitation, a breach of any representation or warranty made by a Seller to Purchaser herein. Purchaser shall promptly notify the Sellers of any Claim, upon becoming aware thereof, and permit the Sellers at Sellers' cost to defend such claim or suit and shall cooperate in the defense thereof. Neither Purchaser nor any Seller shall enter into, or permit, any settlement of any such suit without the express written consent of the other party. Purchaser may, at its option and expense, have its own counsel participate in any proceeding that is under the direction of a Seller and will cooperate with the Sellers and any of their insurers in the disposition of any such matter. The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that an action or inaction involves gross negligence or willful misconduct.

            Section 4.3 Indemnification of Sellers. Purchaser shall indemnify each Seller, its successors and assigns, and the directors, officers, employees, agents, stockholders and counsel and advisors of each Seller (the "Seller Indemnitees"), pay on demand and protect, defend, save and hold each Seller Indemnitee harmless from and against any and all Claims incurred by or asserted against any Seller Indemnitee arising from or occurring as a result of a breach of this Agreement by Purchaser, including, without limitation, a breach of any representation or warranty made by Purchaser to the Sellers herein. A Seller shall promptly notify Purchaser of any Claim, upon becoming aware thereof, and permit Purchaser at Purchaser's cost to defend such claim or suit and shall cooperate in the defense thereof. Neither any Seller nor Purchaser shall enter into, or permit, any settlement or any such suit without the express written consent of the other party. A Seller may, at its option and expense, have its own counsel participate in any proceeding that is under the direction of Purchaser and will cooperate with Purchaser and its insurer in the disposition of any such matter. The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that an action or inaction involves gross negligence or willful misconduct.


                                    ARTICLE V

                                  MISCELLANEOUS

            Section 5.1 Waiver; Remedies Cumulative. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law,
(a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

            Section 5.2 Entire Agreement and Modification. This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter, and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

            Section 5.3 Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section.

            Section 5.4 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

                  Section 5.5 Governing Law; Consent to Jurisdiction. (a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of California applicable to contracts made and to be performed entirely within the State of California.

         (b) Any controversy, claim, or counterclaim arising from this agreement shall be submitted to and decided by final and binding arbitration by a single arbitrator administered in Los Angeles, California by the American Arbitration Association under its commercial rules. The prevailing party in such dispute shall be entitled to recover from the other party all reasonable costs and fees of enforcing any right of the prevailing party including, without limitation, any American Arbitration Association administration fee, the arbitrator's fee, costs for the use of facilities during the hearings, expert fees, accountant's fees and expenses, and attorneys' fees and expenses. The prevailing party shall be that party which recovers a judgment or award in the action.

         Within 15 days after the commencement of any arbitration, the parties to the dispute shall each select names from a list of retired judges of the California Superior Court, or any higher California court, provided by the American Arbitration Association, and list such proposed arbitrators in order of preference, and submit such list to the American Arbitration Association, which shall then appoint one arbitrator based on such submissions. The arbitrator shall have the discretion to order a prehearing exchange of information by the parties, including without limitation, production of requested documents, exchange of summaries of testimony of proposed witnesses, and examination by deposition of the parties.

         The arbitration shall generally be administered in accordance with the American Arbitration Association's Commercial Arbitration Rules, and shall be concluded under any expedited procedures available. The provisions of Sections 1282.6, 1283, and 1283.05 of the California Code of Civil Procedure apply to the arbitration. The arbitrator shall have the authority to award any remedy or relief that a court of the State of California could order or grant, including, without limitation, specific performance of any obligation created under this Agreement, the issuance of an injunction, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitrator, however, will have no authority to award punitive damages, and each party hereby irrevocably waives any right to recover such damages with respect to any issue resolved by arbitration, and the arbitrator may not, in any event, either make any ruling, finding or award that does not conform to the terms and conditions of this Agreement, or alter, amend, modify or change any of the terms of this Agreement. The arbitrator's decision shall be rendered within 30 days after the conclusion of the arbitration hearing, and the arbitrator shall make findings of fact and shall set forth the reasons and legal bases for the decision. Such arbitrator's decision shall be final and binding on the parties and a judgment upon the decision rendered may be entered in any court having jurisdiction thereof.

            Section 5.6 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE RESOLVED BY BINDING ARBITRATION AS SET FORTH ABOVE.

            Section 5.7 Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

            Section 5.8. Additional Action. Each party shall, upon the request of the other, from time to time, execute and deliver promptly to such other party all instruments and documents of further assurances or otherwise and will do any and all such acts and things as may be reasonably required to carry out the obligations of such party hereunder and to consummate the transactions contemplated hereby.

            Section 5.9 . Notices. Any notice, demand or other communication to be given hereunder by any party to the other shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given (in the case of the Purchaser to the address of Purchaser as set forth in the preamble to this Agreement and in the case of any Seller to the address of such Seller as set forth in Annex I hereto (or to such other address as the party shall have furnished in accordance with the provisions of this Section 5.9). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

            Section  5.10  Specific  Performance.  Each  of the  parties  hereto acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the other parties hereto and that the other parties hereto will not have an adequate remedy at law. Therefore, the obligations of each of the parties hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies, however, shall be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise. This provision may be enforced in a court notwithstanding the arbitration provisions hereof.





                            [signature page follows]

      IN WITNESS WHEREOF, each of the parties have caused this Agreement to be executed by their respective officers who have been duly authorized, all as of the day and year first above written.

PURCHASER:



/s/ Art Petrie
-----------------------------
ART PETRIE


SELLER:

[SIGNATURE PAGE FOLLOWS ON ANNEX I]

As to Section 1.2 hereof only:

CORPORATE LEGAL SERVICES, LLC



By: Reid Breitman
    -----------------------------
    Name: Reid Breitman
    Title: Partner

                                     ANNEX I
                               SCHEDULE OF SELLERS

----------------------------------------------------------------------------------------------------------------------
                               Signature                                                           NUMBER OF SHARES
NAME OF SELLER                                                ADDRESS OF SELLER                  BEING SOLD BY SELLER
----------------------------------------------------------------------------------------------------------------------
Picasso, LLC                                                  8930 Burton Way #304                     810,000
                                                              Beverly Hills, CA 90211
                               By: /s/
                                  -----------------------
                               Name:
                               Title:
----------------------------------------------------------------------------------------------------------------------
Aramis Investments, LLC                                       8811 Burton Way #220                     780,000
                                                              Beverly Hills, CA 90211
                               By: /s/
                                  -----------------------
                               Name:
                               Title:
----------------------------------------------------------------------------------------------------------------------
Livingston Investments, Ltd.                                  Rue de Leveche 1                        1,145,000
                                                              1204 Geneva, Switzerland
                               By: /s/
                                  -----------------------
                               Name:
                               Title:
----------------------------------------------------------------------------------------------------------------------
The Morpheus Trust dated                                      5363 Scott Robertson Road               1,180,000
10/1/03                                                       Hidden Hills, CA 91302
                               By: /s/
                                  -----------------------
                               Name:
                               Title:
----------------------------------------------------------------------------------------------------------------------
David Bernard                                                 2118 Wilshire Blvd. #722                1,250,000
                                                              Santa Monica, CA 90403
                               By: /s/
                                  -----------------------
----------------------------------------------------------------------------------------------------------------------
The Glacier Trust                                             269 S. Beverly Drive #285                810,000
                                                              Beverly Hills, CA 90210
                               By: /s/
                                  -----------------------
                               Name:
                               Title:
----------------------------------------------------------------------------------------------------------------------
Dojo Enterprises, LLC                                         6 Calais Avenue.                        1,105,000
                                                              Laguna Niguel, CA 92677
                               By: /s/
                                  -----------------------
                               Name:
                               Title:
----------------------------------------------------------------------------------------------------------------------
The Viper Trust                                               31526 Monterey                           220,000
                                                              Laguna Beach, CA 92626
                               By: /s/
                                  -----------------------
                               Name:
                               Title:
----------------------------------------------------------------------------------------------------------------------
                                                              TOTAL SHARES                            7,300,000
----------------------------------------------------------------------------------------------------------------------

                          [EXHIBIT 2 - PROMISSORY NOTE]

                                 PROMISSORY NOTE

$1,100,000.00                                                      March 3, 2004


         FOR VALUE RECEIVED, the undersigned, ARTHUR J. PETRIE (the "Borrower"), promises to pay to the order of GALT FUNDING, LLC, a Nevada limited liability company (the "Lender"), at 104 West 123rd Terrace, Kansas City, Missouri 64145, or at such other place as the holder of this Note may from time to time in writing direct, the principal sum of ONE MILLION ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($1,100,000.00), together with interest on the unpaid principal balance of this Note at a fixed rate per annum equal to eighteen percent (18%). Interest will be payable monthly in arrears on the 3rd day of each month commencing April 3, 2004 and continuing on the same day of each month thereafter through the Maturity Date (as defined below). The entire unpaid principal balance of this Note plus all accrued and unpaid interest thereon shall be due and payable on February 3, 2005 (the "Maturity Date"). This Note is not a revolving credit facility, and Borrower may not borrow, repay and reborrow funds hereunder.

         Interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed. If any Event of Default (as defined herein) shall have occurred and be continuing, Borrower shall pay interest on the outstanding unpaid principal and interest balance of this Note at a rate per annum equal to twenty-one percent (21%) (the "Default Rate") until such time as said Event of Default has been cured.

         Notwithstanding anything to the contrary contained in this Note, the interest paid or agreed to be paid under this Note shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the "Maximum Rate"). If Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal balance of this Note or, if it exceeds such unpaid principal balance, refunded to Borrower. In determining whether the interest contracted for, charged or received by Lender exceeds the Maximum Rate, Lender may, to the extent permitted by applicable law: (a) characterize any payment that is not principal as an expense, fee or premium rather than interest, (b) exclude voluntary prepayments and the effect thereof, and (c) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

         Contemporaneously with the execution of this Note, Borrower shall pay to Lender a non-refundable origination fee of $55,000.00 which will be fully earned upon payment (the "Origination Fee"). Borrower agrees that Lender may deduct the Origination Fee from the funding of the proceeds of this Note.

         This Note may be prepaid, in whole or in part, at any time and from time to time without premium or penalty.

         Payment of this Note is secured by: (a) a Second Deed of Trust of even date herewith from Borrower and Carolyn Jean Wise-Petrie for the benefit of Lender encumbering certain real property and improvements thereon located in Las Vegas, Nevada (the "Deed of Trust"), and (b) an Unlimited Continuing Guaranty executed by John M. Gronvall and John M. Gronvall and Shirley M. Gronvall, Trustees of the Shirley M. Gronvall Trust dated May 1, 1993 as restated and modified August 16, 2002 (the "Guarantors") of even date herewith for the benefit of Lender (the "Guaranty"). This Note, the Deed of Trust, the Guaranty, the Negative Pledge Agreement executed by the Trustees of the Shirley M. Gronvall Trust of even date herewith, the Option Agreement from Borrower of even date herewith and any other document executed and delivered by Borrower or either of the Guarantors to Lender in connection with this transaction are hereinafter referred to as the "Loan Documents".

         Upon the occurrence of any Event of Default (as defined in the following sentence), Lender may, at Lender's option: (i) have all principal, interest and charges outstanding or owing hereunder bear interest, until paid in full, at the Default Rate; and (ii) declare all sums outstanding or owing hereunder, including principal, interest, fees, charges, expenses and other costs to be immediately due and payable without presentment, demand or notice of any kind, all of which are expressly waived. For purposes of this Agreement, the term "Event of Default" shall mean the occurrence of any of the following events:

1. Borrower's failure to pay when due any principal or interest on this Note or any costs, fees, reimbursable expenses or other amounts payable by Borrower under this Note or the other Loan Documents;

2. The failure of Borrower to perform any other duty or obligation of Borrower contained in this Note or the other Loan Documents;

3. Borrower's breach of any representation or warranty contained in this Note or the other Loan Documents;

4.       Borrower makes an assignment for the benefit of creditors;

5. Borrower is the subject of any voluntary or involuntary case commenced under the Federal Bankruptcy Code, as now constituted or hereafter amended, or is the subject of any similar proceeding under other applicable federal or state law regarding bankruptcy, insolvency, reorganization, adjustment of debt or other forms of relief for debtors;

6. Borrower consents to the appointment of a receiver, trustee or similar official for all or substantially all of its property or permits a decree ordering such appointment to remain in effect and unstayed for sixty (60) days;

7.       Borrower dies;

8. Borrower has issued against it a writ of attachment, execution or other legal process involving an amount in excess of $10,000.00;

9. Any casualty loss occurs with respect to the property encumbered by the Deed of Trust which is not fully covered by insurance;

10. Borrower contests the validity or enforceability of this Note or the other Loan Documents;

11. Either of the Guarantors terminates or attempts to the Guaranty or any other Loan Document to which either of the Guarantors is a party;

12. Either of the Guarantors contests the validity or enforceability of the Guaranty or any other Loan Document to which either of the Guarantors is a party;

13. Either of the Guarantors fails to perform any duty or obligation of such Guarantors under the Guaranty or any other Loan Document to which either of the Guarantors is a party;

14. Either of the Guarantors breaches any representation or warranty contained in the Guaranty or any other Loan Documents to which either of the Guarantors is a party; or

15. Any event specified in paragraphs 4, 5, 6, 7 or 8 occurs with respect to either of the Guarantors.

         Borrower represents and warrants to Lender that: (a) the proceeds of this Note will be used by Borrower solely to fund the purchase of certain shares of common stock of WinWin Gaming, Inc., a Delaware corporation ("WinWin"), pursuant to the terms of the Stock Purchase Agreement dated January 30, 2004 among Borrower and the Sellers named therein, and (b) the proceeds of this Note are being used for business purposes and not for personal, family or household purposes.

         Borrower agrees that if, and as often as, this Note is placed in the hands of an attorney for collection or to defend or enforce Lender's rights hereunder or under any other Loan Document, Borrower shall, to the extent permitted by applicable law, pay to Lender its reasonable attorneys' fees and all court costs and other expenses incurred by Lender in connection therewith.

         The makers, endorsers, guarantors, sureties and all other parties liable for the payment of any sums due or to become due under the terms of this Note severally waive presentment, demand for payment, protest and notice of dishonor, and consent that the time of payment of this Note may be extended from time to time without notice to them. No delay or omission by Lender to exercise any right, remedy, privilege or power hereunder or under any other Loan Document shall impair such right, remedy, privilege or power or be construed to be a waiver of any default or acquiescence therein, and any single or partial exercise of any such right, remedy, privilege or power shall not preclude other or future exercise thereof or the exercise of any other right, remedy, privilege or power, and no waiver whatsoever shall be valid unless in writing signed by Lender, and then only to the extent in such writing specifically set forth. All remedies herein or by law afforded shall be cumulative and not alternative, and all shall be available to Lender until this Note has been paid in full.

         This Note is given by Borrower and accepted by the holder hereof pursuant to a lending transaction consummated and to be performed in Jackson County, Missouri. This Note is to be construed and enforced according to the laws of the State of Missouri.

         BORROWER AND LENDER AGREE THAT ANY ACTION OR PROCEEDING TO ENFORCE, OR ARISING OUT OF, THIS NOTE SHALL BE COMMENCED IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI, OR IN THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF MISOSURI, AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, BORROWER WAIVES PERSONAL SERVICE OF PROCESS AND AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED BY REGISTERED OR CERTIFIED MAIL TO BORROWER, OR IS OTHERWISE PROVIDED BY THE LAWS OF THE STATE OF MISSOURI OR THE UNITED STATES.

         BORROWER AND LENDER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY BORROWER OR LENDER MAY HAVE IN ANY ACTION OR PROCEEDING, IN LAW OR IN EQUITY, IN CONNECTION WITH THIS NOTE OR THE TRANSACTIONS RELATED HERETO. BORROWER REPRESENTS AND WARRANTS THAT NO REPRESENTATIVE OR AGENT OF LENDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT LENDER WILL NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THIS RIGHT TO JURY TRIAL WAIVER. BORROWER ACKNOWLEDGES THAT LENDER HAS BEEN INDUCED TO ACCEPT THIS NOTE BY, AMONG OTHER THINGS, THE PROVISIONS OF THIS PARAGRAPH.


                                                    /s/ Arthur J. Petrie
                                              ----------------------------------
                                                    Arthur J. Petrie

                         [EXHIBIT 3 - OPTION AGREEMENT]


                                OPTION AGREEMENT

         This Agreement (this "Agreement"), made and entered into as of the 3rd day of March, 2004 (the "Date of Issuance"), is by and between Arthur J. Petrie and Carolyn Jean Wise-Petrie ("Petrie"), and Galt Funding, LLC, a Nevada limited liability company (the "Optionee").

         WHEREAS, it is a condition to the closing of that certain promissory note dated as of March 3, 2004 in the original principal amount of $1,100,000 issued by Arthur J. Petrie and payable to the order of Optionee (the "Note") that Petrie grant to the Optionee the option to acquire shares of Common Stock, par value $.01 per share ("Common Stock"), of WinWin Gaming, Inc. (the "Company"), on the terms and conditions herein set forth;

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and other good and valuable consideration paid by the Optionee to Petrie, the parties hereto do hereby agree as follows:

         16. GRANT OF OPTION. Petrie hereby grants to the Optionee or its assigns (the Optionee and/or any Person or Persons to whom the Optionee or an assignee has assigned this Agreement in accordance herewith is referred to as the "Holder"), the right and option (the "Option") to purchase from Petrie, at the times and on the terms and conditions hereinafter set forth, all or part of an aggregate of 500,000 shares of Common Stock at the purchase price of $0.15 per share (the "Exercise Price"). If, as of June 3, 2004, the unpaid principal balance of the Note is more than $550,000.00, then on June 4, 2004 and on the fourth (4th) day of each subsequent calendar month until the Note is paid in full, the number of shares of Common Stock for which this Agreement is exercisable shall be automatically increased by 100,000 shares of Common Stock. If, as of June 3, 2004, the unpaid principal balance of the Note is less than or equal to $550,000.00 but has not been paid in full, then on September 4, 2004 and on the fourth (4th) day of each subsequent calendar month until the Note is paid in full, the number of shares for which this Agreement is exercisable shall be automatically increased by 100,000 shares of Common Stock. The purchase price for any additional shares of Common Stock that become subject to the Option shall be the Exercise Price. The right to purchase such additional shares of Common Stock shall be deemed to have existed as of the Date of Issuance if any adjustments are made pursuant to Section 3 to the number of shares of Common Stock purchasable upon exercise of the Option.

         The amount and kind of securities obtainable pursuant to the rights granted hereunder and the Exercise Price for such securities are subject to adjustment pursuant to the provisions contained in this Agreement.

         Petrie covenants and agrees to at all times remain the record owner of a sufficient number of shares of Common Stock to satisfy its obligations under this Agreement.

         17. EXERCISE OF OPTION.

         17.1. Exercise Period. The Holder may exercise, in whole or in part, the purchase rights represented by this Agreement at any time and from time to time upon three business days advance notice beginning on the Date of Issuance to and including the fifth anniversary of the Date of Issuance (the "Exercise Period").

         17.2. Exercise Procedure.

               (a) The Option shall be deemed to have been exercised when the Petrie has received all of the following items (the "Exercise Time"):

                  (i) a completed Exercise Agreement, as described in Section 2C below, executed by the Person exercising all or part of the purchase rights represented by this Agreement;

                  (ii) if this Agreement has been assigned, an Assignment or Assignments in the form set forth in Exhibit II hereto evidencing the assignment of this Agreement to the Holder, in which case the Holder shall have complied with the provisions set forth in Section 7 hereof; and

                  (iii) either (x) a check payable to Petrie in an amount equal to the product of the Exercise Price multiplied by the number of shares of Common Stock being purchased upon such exercise (the "Aggregate Exercise Price"), or (y) a written notice to Petrie that the Holder is exercising the Option (or a portion thereof) by authorizing Petrie to withhold from transfer a number of shares of Common Stock transferable upon such exercise of the Option which when multiplied by the Market Price of the shares of Common Stock is equal to the Aggregate Exercise Price (and such withheld shares shall no longer be subject to the Option).

               (b) Certificates for shares of Common Stock purchased upon exercise of the Option, together with stock powers duly endorsed for transfer to the Person designated in the Exercise Agreement, shall be delivered by Petrie to such Person at the Exercise Time.

               (c) The transfer of certificates for Common Stock upon the exercise of the Option shall be made without charge to the Holder or the Optionee for any transfer or issuance tax or other incidental expense in respect of the transfer and issuance of such certificate, all of which taxes and expenses shall be paid by Petrie. Each share of Common Stock transferred upon exercise of the Option shall, upon payment of the Exercise Price therefor, be free from all taxes, liens and charges.

               (d) Notwithstanding any other provision hereof, if an exercise of any portion of the Option is to be made in connection with a registered public offering or a sale of the Company, the exercise of any portion of the Option may, at the election of the Holder hereof, be conditioned upon the consummation of the public offering or the sale of the Company, in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

         17.3. Exercise Agreement. Upon any exercise of the Option, the Exercise Agreement shall be substantially in the form set forth in Exhibit I hereto, except that if Common Stock is not to be transferred to the Optionee, the Exercise Agreement shall also state the name of the Person to whom the certificates for the Common Stock is to be endorsed for transfer, and if the amount of Common Stock to be transferred does not include all Common Stock purchasable hereunder, it shall also state the name of the Person to whom a new Option Agreement for the unexercised portion of the rights hereunder is to be delivered. Such Exercise Agreement shall be dated the actual date of execution thereof.

         18. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES. In order to prevent dilution of the rights granted under this Agreement, the Exercise Price shall be subject to adjustment from time to time as provided in this Section, and the amount of Common Stock obtainable upon exercise of this Agreement shall be subject to adjustment from time to time as provided in this Section.

         18.1. Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any share split, dividend or otherwise) Common Stock into a greater amount of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the amount of Common Stock obtainable upon exercise of the Option shall be proportionately increased, and if the Company at any time combines (by reverse share split or otherwise) Common Stock into a smaller amount of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the amount of Common Stock obtainable upon exercise of the Option shall be proportionately decreased.

         18.2. Changes in Capital Structure. If the Option shall be exercised subsequent to any merger, recapitalization, consolidation, reorganization, combination or exchange of shares, separation, split-up, liquidation, or other similar event that occurs after the date hereof, as a result of which shares of stock of any class shall be issued in respect of outstanding Common Stock, or as a result of which such Common Stock shall be changed into the same or a different number of shares of the same or another class or classes, the Holder shall receive, for the aggregate purchase price required to be paid upon the exercise, the aggregate number and class of shares of stock that correspond to or represent, or into which were converted, the Common Stock at the time of the change in capital structure.

         18.3. Notices.

               (a) Immediately upon any adjustment of the Exercise Price and the amount of Common Stock obtainable upon exercise of the Option, Petrie shall send written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

               (b) Petrie shall promptly deliver to the Holder any notice received from the Company that the Company intends to close its books or take a record (A) with respect to any dividend or other distribution upon the Common Stock, (B) with respect to any offer to holders of Common Stock or (C) for determining rights to vote with respect to any merger, recapitalization, reorganization, reclassification, consolidation sale of assets, dissolution or liquidation.

         19. DIVIDENDS DURING OPTION PERIOD. All cash dividends declared upon the Common Stock between the date of this Agreement and any Exercise Time shall belong to Petrie.

         20. DEFINITIONS. The following terms have meanings set forth below:

         "Common Stock" means shares of the Company's authorized but unissued Common Stock; provided, that if there is a change such that the equity interests issuable upon exercise of the Options are issued by a Person other than the Company or there is a change in the class of equity interests so issuable, then the term "Common Stock" shall mean the smallest unit in which such equity interest is issuable.

         "Majority Option Holders" means the holders of Options representing the right to purchase a majority of the shares of Common Stock.

         "Market Price" of the Common Stock means the average of the closing prices of such security's sales on all securities exchanges on which the Common Stock may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day the Common Stock is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day the Common Stock is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day; provided that if such security is listed on any domestic securities exchange the term "business days" as used in this sentence means business days on which such exchange is open for trading. If at any time the Common Stock is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by Petrie and the Majority Option Holders. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser reasonably skilled in valuing securities of this type, jointly selected by Petrie and the Majority Option Holders. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by Petrie. The determination of the "Market Price" of Common Stock pursuant to Section 2 shall be made assuming that the Company is a going concern and such sale is made between a willing buyer and a willing seller and taking into account all relevant factors determinative of value without regard to any discount for any lack of liquidity attributable to a lack of a public market for such security, any block discount or discount attributable to the size of any Person's holdings of such security or any minority interest or any voting rights thereof or lack thereof.

         "Person"  means  an  individual,  a  partnership,  a joint  venture,  a
corporation,   a  limited   liability   company,   a  trust,  an  unincorporated
organization and a government or any department or agency thereof.

         21. NO VOTING RIGHTS; LIMITATIONS OF LIABILITY. This Agreement shall not entitle the Holder to any voting rights or other rights as an equityholder of the Company. No provision hereof, in the absence of affirmative action by the

Holder to purchase Common Stock, and no enumeration herein of the rights or privileges of the Holder shall give rise to any liability of such holder for the Exercise Price for Common Stock or as an equityholder of the Company.

         22. OPTION TRANSFERABLE. This Agreement and all rights hereunder are transferable, in whole or in part, without charge to the Holder, upon delivery of a properly executed Assignment (in the form of Exhibit II hereto) to Petrie at the address for notices specified herein.

         23. NOTICES. Except as otherwise expressly provided herein, all notices referred to in this Agreement shall be in writing and shall be delivered personally, sent by reputable overnight courier service (charges prepaid) or sent by registered or certified mail, return receipt requested, postage prepaid and shall be deemed to have been given when so delivered, sent or deposited in the U.S. Mail (i) to Petrie, at 7235 Bermuda Road, Suite G, Las Vegas, Nevada 89119, and (ii) to the Holder, at 104 West 123rd Terrace, Kansas City, Missouri 64145 (unless otherwise indicated by any such Holder).

         24. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Agreement may be amended only in a writing signed by the parties hereto.

         25. GOVERNING LAW. This Option shall be governed and construed in accordance with the domestic laws of the State of Missouri, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Missouri or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Missouri.

         26. SURVIVAL. The provisions of this Agreement which by their nature survive the expiration, termination, cancellation or exercise of the rights granted herein shall survive in accordance with their terms.

         27. CONSTRUCTION. Petrie and the Optionee have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by Petrie and the Optionee, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.




      [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, parties have executed and delivered this Agreement as of the date first written above.

                                               /s/ Arthur J. Petrie
                                               ----------------------------
                                               Arthur J. Petrie


                                               /s/ Carolyn Jean Wise - Petrie
                                               -----------------------------
                                               Carolyn Jean Wise-Petrie



                                               GALT FUNDING, LLC

                                               By:      /s/
                                                  ------------------------------
                                               Name:
                                                    ----------------------------
                                               Its:
                                                   -----------------------------

                                    EXHIBIT I

                               EXERCISE AGREEMENT


To:                                          Dated:                    ,
   ------------------------------------            -------------------  -------


         The undersigned, pursuant to the provisions set forth in the attached Option Agreement, hereby agrees to purchase ________ shares of the Common Stock covered by the Option Agreement and makes payment herewith in full therefor at the price per share provided by the Option:

                                             Signature
                                                       -------------------------

                                             Address
                                                     ---------------------------

                                   EXHIBIT II

                                   ASSIGNMENT


         FOR VALUE RECEIVED,  ____________________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Option Agreement with respect to the amount of the Common Stock covered thereby set forth below, unto:



Names of Assignee          Address                   No. of Shares







Dated:                     ,                Signature
        ---------- --------  -------                 ---------------------------



                                            Witness
                                                   -----------------------------

                         [EXHIBIT 4 - RELEASE AGREEMENT]

                       [Letterhead of WinWin Gaming, Inc.]

April 1, 2004

Mr. Arthur Petrie
7235 Bermuda Road
Suite G
Las Vegas, Nevada  89119

RE:      CANCELLATION OF DEBENTURE

Dear Mr. Petrie:

As you know, WinWin Gaming, Inc. (the "Company") issued you a Debenture on April 1, 2003 (the "Debenture"). To date, a total of $176,614 in principal and accrued interest remains outstanding under the Debenture. The Company is seeking to eliminate much of the debt on its balance sheet to enhance its ability to obtain financing so that the Company will be able to implement its business plan relating to running lotteries in Shanghai, China. In order to induce you to convert the Debenture immediately, management sought and obtained approval from the Board regarding the cancellation of your Debenture in exchange for shares of the Company's Common Stock at a rate of $0.50, instead of the $0.765 conversion price that would otherwise be applicable under the Debenture. The Company is also authorized to issue you three-year warrants to purchase 353,228 shares of the Company's Common Stock at an exercise price per share equal to $0.50. Therefore, by executing this letter agreement below, you and the Company are agreeing that you will cancel the Debenture in its entirety and release the Company from all claims thereunder in consideration of the issuance to you of 353,228 shares of the Company's Common Stock (the "Shares") and warrants (the "Warrants") to purchase 353,228 shares of the Company's Common Stock at an exercise price per share equal to $0.50 per share. Accordingly, you and the Company hereby agree as follows:

1. Issuance of the Shares. As soon as practicable after the date hereof the Company shall issue the Shares and the Warrants to you in consideration of the release set forth in Section 2 hereof. You acknowledge that the Shares, the Warrants, and the shares of the Company's common stock underlying the Warrants will constitute restricted stock and will contain the standard legend that refers to the transfer restrictions of the Securities Act of 1933, as amended.

2. Release. In consideration of the issuance of the Shares and the Warrants as specified in Section 1 hereof and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by you, you hereby release and forever discharge the Company, its respective subsidiaries, agents and affiliates (collectively, the "Releasees") from the Releasees' obligations (the "Obligations") under the Debenture, including, without limitation, the obligation to repay you all outstanding principal and accrued interest thereunder and you agree not to bring or pursue any judicial, quasi-judicial or administrative action against any of the Releasees for any reason whatsoever arising out of or otherwise relating to the Obligation. You further acknowledge and agree that you have not already filed or otherwise commenced any such action. All of your rights and obligations relating to the Obligation will be governed solely by this Agreement.

         3. Miscellaneous. The parties hereto, without the need for any additional consideration, agree to execute such other and further instruments, documents and agreements and to perform such other acts as may be reasonably required to effectuate the purposes of this letter agreement. This letter agreement constitutes the entire understanding among the parties hereto with respect to the subject matter hereof and may not be amended, modified or supplemented except by a written instrument signed by all of the parties hereto. This letter agreement shall be governed by and construed according to the laws of the State of Delaware without regard to the conflicts of law principles thereof. This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which, when taken together, shall constitute one instrument. Facsimile execution and delivery of this letter agreement is legal, valid and binding execution and delivery for all purposes.

         If the above meets with your understanding, please acknowledge your agreement by signing below. This letter agreement is deemed to be executed by the parties hereto as of the date first above written.

         Very truly yours,


WINWIN GAMING, INC.



By: /s/ Patrick Rogers
   -----------------------------
Name: Patrick Rogers
Title: Chief Executive Officer


ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE
WRITTEN:



    /s/ Arthur Petrie
-----------------------------
Name: ARTHUR PETRIE

                              [EXHIBIT 5 - WARRANT]

THE SALE AND ISSUANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO THESE SECURITIES AND SUCH OFFER, SALE, PLEDGE, OR TRANSFER IS IN COMPLIANCE WITH APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION OR (II) THERE IS AN OPINION OF COUNSEL OR OTHER EVIDENCE, IN EITHER CASE, SATISFACTORY TO THE CORPORATION, THAT AN EXEMPTION THEREFROM IS AVAILABLE AND THAT SUCH OFFER, SALE, PLEDGE, OR TRANSFER IS IN COMPLIANCE WITH APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION.

                                                             DATE: April 1, 2004

                        WARRANT TO PURCHASE COMMON STOCK
                                       of
                               WINWIN GAMING, INC.

                            Void after April 1, 2007

         This certifies that, for value received, ARTHUR PETRIE ("Holder") is entitled, subject to the terms set forth below, to purchase from WinWin Gaming, Inc., a Delaware corporation (the "Company"), Three Hundred Fifty Three Thousand, Two Hundred Twenty Eight (353,228) shares of the Common Stock of the Company, par value $.01 per share (the "Common Stock"), as constituted on the date hereof, upon surrender hereof, at the principal office of the Company referred to below, with the Notice of Exercise form attached hereto duly executed, and simultaneous payment therefor in lawful money of the United States or otherwise as hereinafter provided, at the Exercise Price as set forth in
Section 2 below. The number, character and Exercise Price of such shares of Common Stock are subject to adjustment as provided below. The term "Warrant" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein.

         1. Term of Warrant. Subject to the terms and conditions set forth herein, this Warrant shall be exercisable, in whole or in part, during the term commencing on the date hereof and ending at 5:00 p.m., Eastern Time, on April 1, 2007, and shall be void thereafter.

         2. Exercise Price. The Exercise Price at which this Warrant may be exercised shall be Fifty Cents ($0.50) per share of Common Stock, as adjusted from time to time pursuant to Section 11 hereof (the "Exercise Price").

         3. Exercise of Warrant.

         (a) The purchase rights represented by this Warrant are exercisable by the Holder in whole or in part, but not for more than the number of shares which may then constitute the maximum number purchasable (such number being subject to adjustment as provided in Section 11 below), at any time, or from time to time, during the term hereof as described in Section 1 above, by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of the Holder, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company), upon payment in cash or by check acceptable to the Company.

         (b) This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Common Stock issuable upon such exercise shall be treated for all purposes as the holder of record of such shares as of the close of business on such date. As promptly as practicable on or after such date and in any event within ten (10) days thereafter, the Company at its expense shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of shares of Common Stock issuable upon such exercise. In the event that this Warrant is exercised in part, the Company at its expense will execute and deliver a new Warrant of like tenor exercisable for the number of shares for which this Warrant may then be exercised.

         4. Fractional Shares or Scrip. Fractional shares or scrip representing fractional shares shall not be issued upon the exercise of this Warrant.

         5. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

         6. Rights of Stockholders. This Warrant shall not entitle its Holder to any of the rights of a stockholder of the Company.

         7. Restrictions on Transfer. The Holder of this Warrant by acceptance hereof agrees that the transfer of this Warrant, the shares of Common Stock issuable upon the exercise of all or any portion of this Warrant (the
"Securities") may not occur except in compliance with federal and state securities laws and that the Company may demand an opinion of counsel reasonably satisfactory to the Company indicating that any such transfer does not violate federal and state securities laws prior to permitting a transfer of this Warrant or the Securities. The Holder shall not Transfer this Warrant until the date that it first becomes exercisable in accordance with Section 1 hereof unless it first obtains the written consent of the Company.

         8. Reservation of Stock. The Company covenants that during the term this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the exercise of this Warrant and, from time to time, will take all steps necessary to amend its certificate of incorporation as amended (the "Certificate") to provide sufficient reserves of shares of Common Stock issuable upon exercise of the Warrant. The Company further covenants that all shares that may be issued upon the exercise of rights represented by this Warrant and payment of the Exercise Price, all as set forth herein, will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein). The Company agrees that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the exercise of this Warrant.

         9. Notices.

         (a) Whenever the Exercise Price or number of shares of Common Stock purchasable hereunder shall be adjusted pursuant to Section 11 hereof, the Company shall issue a certificate signed by its Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price and number of shares purchasable hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first-class mail, postage prepaid) to the Holder of this Warrant.

         (b) In case:

                  (i) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

                  (ii) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, or any conveyance of 51% of the assets of the Company to another corporation, or

                  (iii) of any voluntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to the Holder or Holders a notice specifying, as the case may be, (A) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or
(B) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed at least 15 days prior to the date therein specified.

         (c) All such notices, advices and communications shall be deemed to have been received (i) in the case of personal delivery, on the date of such delivery and (ii) in the case of mailing, on the third business day following the date of such mailing.

         10. Amendments.

         (a) Any term of this Warrant may be amended with the written consent of the Company and the Holder.

         (b) No waivers of, or exceptions to, any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

         11.   Adjustments.   The  Exercise  Price  and  the  number  of  shares
purchasable hereunder are subject to adjustment from time to time as follows:

         (a) Merger, Sales of Assets, etc. If at any time while this Warrant, or any portion thereof, is outstanding and unexpired there shall be (i) a reorganization (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), (ii) a merger or consolidation of the Company with or into another corporation in which the Company is not the surviving entity, or a reverse triangular merger in which the Company is the surviving entity but the shares of the Company's capital stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise, or (iii) a sale or transfer of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Exercise Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 11. The foregoing provisions of this Section 11(a) shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant. If the per-share consideration payable to the holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

         (b) Reclassification, etc. If the Company, at any time while this Warrant, or any portion hereof, remains outstanding and unexpired by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 11.

         (c) Split, Subdivision or Combination of Shares. If the Company at any time while this Warrant, or any portion hereof, remains outstanding and unexpired shall split, subdivide or combine the securities as to which purchase rights under this Warrant exist, into a different number of securities of the same class, (i) the number of shares of Common Stock or other securities issuable upon the exercise of this Warrant shall be proportionately increased in the case of a split or subdivision or proportionately decreased in the case of a combination and (ii) the Exercise Price for such securities shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

         (d) Adjustments for Dividends in Stock or Other Securities or Property. If while this Warrant, or any portion hereof, remains outstanding and unexpired the holders of the securities as to which purchase rights under this Warrant exist at the time shall have received, or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property (other than cash) of the Company by way of dividend, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such holder would hold on the date of such exercise had it been the holder of record of the security receivable upon exercise of this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this
Section 11.

         (e) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 11, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request, at any time, of any such Holder, furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; (ii) the Exercise Price at the time in effect; and (iii) the number of shares and the amount, if any, of other property that at the time would be received upon the exercise of the Warrant.

         (f) No Impairment. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 11 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment.

         12. Miscellaneous.

         27.1. Governing Law; Arbitration. This Warrant shall be governed by and construed according to the laws of the State of New York without regard to its conflicts of law principles. In the event of any dispute or difference arising out of or relating to this Warrant (the "Dispute"), the parties hereto shall use their best efforts to settle such Dispute. To this end, the parties shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach a just and equitable solution satisfactory to both parties. If they do not reach such a solution within a period of thirty (30) days, either party may then by written notice to the other (the "Notice of Arbitration") submit the dispute to final and binding arbitration in the State of New York in accordance with the Arbitration Rules of the American Arbitration Association (AAA). The Company and the Holder expressly consent and agree to arbitration hereunder. Within seven (7) days after receipt of the Notice of Arbitration, the Company shall nominate and appoint an arbitrator (the "First Arbitrator") and the Holder shall nominate and appoint an arbitrator (the "Second Arbitrator"). Within seven (7) days after the appointment of the First Arbitrator and the Second Arbitrator, the two arbitrators shall appoint a third arbitrator (the "Third Arbitrator"), or, if the first two arbitrators cannot agree on the appointment of the third, the Third Arbitrator shall be selected by the AAA. If either party fails or refuses to appoint the First Arbitrator or the Second Arbitrator within the specified time, the arbitrator appointed by the other party shall be the sole arbitrator for purposes of resolving the Dispute. The arbitrators or the sole arbitrator, as the case may be, shall resolve the Dispute and render an award within one hundred eighty (180) days after receipt of the Notice of Arbitration. Judgment upon the award may be entered, or application for judicial acceptance or confirmation of the award may be made, in any competent court having jurisdiction thereof. In the event of any Dispute, the parties shall continue to perform their respective obligations under this Agreement during the pendency of arbitration proceedings unless and until the arbitration panel otherwise orders.

         (b) References. Unless the context otherwise requires, any reference to a "Section" refers to a section of this Warrant. Any reference to "this Section" refers to the whole number section in which such reference is contained.

         IN WITNESS WHEREOF, WINWIN GAMING, INC. has caused this Warrant to be executed by its officers thereunto duly authorized as of the date first above written.


                                         WINWIN GAMING, INC.


                                         By
                                            -----------------------------------
                                             Name:

                                             Title:

                               NOTICE OF EXERCISE

TO:      WINWIN GAMING, INC.

         (1) The undersigned hereby elects to purchase _____ shares of Common Stock of WINWIN GAMING, INC. pursuant to the provisions of Section 3(a) of the attached Warrant, and tenders herewith payment of the purchase price for such shares in full.

         (2) In exercising this Warrant, the undersigned hereby confirms and acknowledges that the shares of Common Stock are being acquired solely for the account of the undersigned and not as a nominee for any other party, and for investment, and that the undersigned will not offer, sell or otherwise dispose of any such shares of Common Stock except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any applicable state securities laws.

         (3) Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:


                                                   ---------------------------
                                                   (Name)


                                                   ---------------------------
                                                   (Name)

         (4) Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned or in such other name as is specified below:


                                                   ---------------------------
                                                   (Name)


----------------------------                       ---------------------------
(Date) (Signature)